March 31, 2015

By EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549

Re:	Bill Barrett Corporation (the “Company”)
Post-Effective Amendment No. 2 to Registration Statement on Form S-3
Filed March 5, 2015
File No. 333-182413

Dear Mr. Schwall:

On behalf of the Company, this letter is submitted in response to the comment provided in the Staff’s letter dated March 27, 2015 with respect to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-3. For your convenience, we have repeated the Staff’s comment below followed by the Company’s response.

SEC Comment

1.	We note that you incorporate by reference your annual report on Form 10-K for the fiscal year ended December 31, 2014. However, the 10-K incorporates information from the company’s definitive proxy statement which has not yet been filed. Before you request acceleration of effectiveness of the registration statement, please either amend the 10-K to include Part III information or file the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 and, Regulation S-K, Question 117.05 for guidance.

Response: We filed our definitive proxy statement this morning, Tuesday, March 31, 2015, and we are requesting acceleration by separate correspondence.

If you have any questions, please do not hesitate to contact the undersigned at 303-312-8170 or kwonstolen@billbarrettcorp.com.

H. Roger Schwall

United States Securities and Exchange Commission

March 31, 2015

* * * * * * *

In connection with the above response to the Staff’s comment, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BILL BARRETT CORPORATION

/s/ Ken Wonstolen
Ken Wonstolen
Senior Vice President & General Counsel